Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

May 4, 2009

PRINCIPAL PROTECTED NOTES

BARCLAYS CAPITAL

EARN SUCCESS EVERY DAY

PRINCIPAL PROTECTED NOTES

THE HIGHLY DYNAMIC ENVIRONMENT of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking unique, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets.

STRUCTURED INVESTMENTS may help investors meet their specific financial goals and provide greater diversification to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are Structured Notes which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency). Among the variety of structures available, most aim to help investors to achieve the following primary objectives: minimize the loss of principal (e.g. Principal Protected Notes), generate higher yields (e.g. Reverse Convertible & AutoCallable Notes) or participate in enhanced returns (e.g. SuperTrackSM Notes).

WHAT ARE PRINCIPAL PROTECTED NOTES?

PRINCIPAL PROTECTED NOTES provide investors with an opportunity to possibly participate in the appreciation of a reference asset, while protecting the invested principal

Principal Protected Notes are issued by Barclays Bank PLC, and they are subject to the creditworthiness of the issuer.* They are designed for investors who are looking to participate in the appreciation of a reference asset while at the same time mitigating the downside market risk associated with owning that reference asset.

Principal Protected structures may provide exposure to a wide range of reference asset classes; including equities, inflation, commodities, interest rates, foreign exchange and hybrids.

In order to receive principal protection on the Notes, the investment must be held to maturity. Typically, Principal Protected Notes have one to five year maturities; however, the term could vary depending on the structure of the Note. If held until maturity, the Principal Protected Notes will return the initial investment amount, as well as the appreciation, if any, of the reference asset.†

Principal Protected Notes may be used as means of portfolio diversification for investors, as they combine both principal-based and performance-based components. In return for the potential of market participation, Principal Protected Notes generally do not pay a scheduled coupon, but offer a single payment at maturity.

*	The Notes are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Notes.
†	Any payment on the Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer.

PRINCIPAL PROTECTED NOTES

HOW DO PRINCIPAL PROTECTED NOTES WORK?

PRINCIPAL PROTECTED NOTES are designed to provide protection of the invested principal, as well as an opportunity to participate in any potential gains on the reference asset.

Therefore, Principal Protected Notes can be thought of as being comprised of two components:

•	Zero-coupon bond – provides for the principal return

•	Call option on the reference asset – allows investors to participate in the potential appreciation of the reference asset

Hypothetical Scenario 1*

If at maturity the value of the reference asset has appreciated relative to its value at the inception of the trade, the investor would receive:

•	100% of the principal back, plus

•

A percentage of the return of the reference asset (the percentage is determined by the participation rate established by the terms of the trade as defined in the Pricing Supplement filed with the SEC prior to the Note issuance date).†

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.
†	Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the issuer.

Hypothetical Scenario 2*

If at maturity the reference asset has not appreciated or has declined relative to its value at the inception of the trade, the investor would receive:

•	100% of the principal back †

PARTICIPATION RATE

THE PARTICIPATION RATE is the rate at which the investor participates in the appreciation of a particular reference asset.

For example, a participation rate of 100% implies that a 10% increase in the value of the reference asset will result in a 10% gain on a Principal Protected Note. Subsequently, a participation rate of 150% implies a 15% gain on the Principal Protected Note for every 10% increase in the value of the reference asset.

The participation rate may vary depending on the structure of the Principal Protected Note, as well as other variables of the structure, such as the reference asset, tenor, maximum return level, etc.

HOW DO PRINCIPAL PROTECTED NOTES PERFORM AT MATURITY?

ASSUMING THE PRINCIPAL PROTECTED NOTE is held to maturity, there are several possible scenarios that can occur, based on the performance of the reference asset. The following is a hypothetical example that provides an overview of each of these possible scenarios:

Hypothetical Example:

A Principal Protected Note linked to XYZ asset with a participation rate of 150% and a principal amount of $1,000.

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.
†	Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the issuer.

PRINCIPAL PROTECTED NOTES

Change in the value of the reference asset	Calculation of Return	Hypothetical Return on the Notes
+ 50%	(Asset appreciation x participation rate x	1,750 (75% gain
	principal) + 100% of the principal amount	on the original
investment)
50% x 150% x 1000 + 1000

+ 20%	(Asset appreciation x participation rate x	1,300 (30% gain
	principal) + 100% of the principal amount	on the original
investment)
20% x 150% x 1000 + 1000

0%	(Asset appreciation x participation rate x	1,000 (the original
	principal) + 100% of the principal amount	investment)

(0% x 150% x 1000) + 1000

- 20%	(Asset appreciation x participation rate x	1,000 (the original
	principal) + 100% of the principal amount	investment)

(0% x 150% x 1000) + 1000

- 50%	(Asset appreciation x participation rate x	1,000 (the original
	principal) + 100% of the principal amount	investment)

(0% x 150% x 1000) + 1000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

HYPOTHETICAL PAYOUT VARIATION EXAMPLES

THE PAYOUT STRUCTURE of a Principal Protected Note may vary and can be designed to satisfy specific investment goals. Hypothetical examples of two typical payout structures – Participation Notes and Digital Plus Notes – are provided below:

Hypothetical Example #1 - Participation Note*

The Note is 100% Principal Protected.†

Hypothetical Terms:

•	Tenor: 2.5 years

•	Underlying: FX – EUR/USD

(bullish USD, bearish EUR)

•	Participation Rate: 100%

Hypothetical Payout at maturity:

The structure provides the greater of:

•	100% principal;

•	100% principal + (100% principal x participation rate x performance of the reference asset)

Hypothetical Example #2 - Digital Plus Note*

The Note is 100% Principal Protected.†

The structure provides:

•	a fixed coupon (e.g. 25%) payment if the reference asset performance is greater or equal to zero and less than the fixed percentage (e.g. 25%);

•	full participation if the market return is greater than the fixed percentage (e.g. 25%);

•	100% principal return if the market return is negative.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.
†	Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the issuer.

PRINCIPAL PROTECTED NOTES

Hypothetical Terms:

•	Tenor: 3.5 years

•	Underlying: Natural Gas (33%),

 Nickel (33%), Zinc (33%)

•	Participation Rate: 100%

Hypothetical Payout at maturity:

•	If the basket performance is <0%,

 Payout = 100% principal;

•	If the basket performance is 0% to 25%. Payout = 25% coupon + 100% principal;

•	If the basket performance is >25%, Payout = basket performance + 100% principal.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

BENEFITS AND RISKS OF THE PRINCIPAL PROTECTED NOTES

Benefits

•        Principal protection of up to 100% if the Notes are held to maturity.

•        The Notes provide an opportunity for an investor to participate in the appreciation, if any, of the particular reference asset.

•        The Notes may be used for portfolio diversification, as they can be linked to a variety of asset classes

Risks

•        Depending on the market conditions, the Notes may not pay more than the principal amount.

•        Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the issuer, Barclays Bank PLC.

•        The Notes generally do not provide interest, dividend payments or voting rights.

•        For an investor to participate in full appreciation, if any, the Notes have to be held to maturity.

ADDITIONAL INFORMATION

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest in any note issued by Barclays Bank PLC, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and any offering of notes. Buyers should rely upon the prospectus, the prospectus supplement and the relevant pricing supplement or free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov as follows:

Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

Prospectus Supplement dated February  10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the relevant final pricing supplement or free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

CERTAIN ADDITIONAL RISK CONSIDERATIONS

Market Risk:

The return on Principal Protected Notes is dependant on movements in the level, value and price of the reference asset (equity, basket of equities, equity index, commodity, commodity index and foreign currency). Thus, changes in the levels, values or prices of the reference asset will determine the amount of potential interest payable on the Notes. If the reference asset declines or remains unchanged, the return on the Note will be only the full principal amount.

PRINCIPAL PROTECTED NOTES

The investor should be willing to hold the Note until maturity. If the investor sells the Note before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Note prior to maturity may be substantially less than the amount originally invested in the Note, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of Issuer:

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any partial principal protection feature, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, the investor may not receive the amounts owed to them under the terms of the Notes.

Liquidity:

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Price Volatility:

Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether their levels, values or prices of the reference assets will rise or fall during the term of the Notes. Changes in the levels, values or prices will determine the payment at maturity on the Notes. Therefore, these changes may result in a loss of the invested principal. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive less than the amount he or she initially invested in the Notes.

EARN SUCCESS WITH BARCLAYS CAPITAL

Barclays Capital’s Solution Sales team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

•	All Asset Classes and Structures Under One RoofSM

•	Packaging complex ideas into simple and efficient publicly registered products

•	Commitment to our clients: client service is the foundation for our success

FOR MORE INFORMATION please contact us at:

Phone: 212 528 7198
Email: SolutionsSalesAmericas@barcap.com
or visit us at Barx-is.com.

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

This document has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC ("Barclays"), for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

Any offer or sale of a specific issuance of notes will only be made pursuant to a pricing supplement or free writing prospectus, which would include more complete descriptions of the risks associated with such notes. Investors should carefully read the detailed explanations of risks related to such notes, together with other information, that would be contained in the relevant pricing supplement or free writing prospectus, including but not limited to information concerning the tax treatment of the investment, before investing in such warrants. Furthermore, you should read this document together with the prospectus and the prospectus supplement, which Barclays Bank PLC has filed with the U.S. Securities and Exchange Commission ("SEC") with respect to warrants, as described below. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in any warrants issued by Barclays Bank PLC.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

"Barclays", "Barclays Capital", "SuperTrack℠" and "All Asset Classes and Structures Under One Roof℠" are servicemarks or trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

© 2009, Barclays Bank PLC (All rights reserved).

BARCLAYS CAPITAL
EARN SUCCESS EVERY DAY